TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2006 and 2005, and the consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended May 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

July 28, 2006	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated July 28, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

July 28, 2006	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	MAY 31
	2006	2005

ASSETS
Current
Cash	$209,636	$318,287
Amounts receivable	95,869	19,589
Prepaid expenses	8,067	56,860
	313,572	394,736
Advances To Related Companies (Note 3)	6,840	25,599
Investments (Note 4)	4,026	4,026
Equipment (Note 5)	16,043	22,890
Natural Gas Well (Note 6)	103,045	-
Mineral Property Interests (Note 7)	190,236	219,397
Deferred Exploration Expenditures (Note 7)	2,867,841	2,743,061

	$3,501,603	$3,409,709

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,719	$30,530
Income taxes payable	604	688
Debenture payable (Note 9)	-	150,000
Advances from related companies (Note 10)	83,255	75,058
	105,578	256,276
Subscriptions Received (Note 15)	69,972	69,972
	175,550	326,248

SHAREHOLDERS’ EQUITY

Share Capital (Note 12)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
39,468,188 (2005 – 36,777,688) common shares	10,624,107	9,944,335

Contributed Surplus	169,401	175,935

Deficit	(7,467,455)	(7,036,809)
	3,326,053	3,083,461

	$3,501,603	$3,409,709

Contingencies And Commitments (Note 11)

Approved by the Directors:

“J. Robertson”	“J. Lorette”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004

Revenue
Oil and gas income	$27,154	$28,307	$21,037

Expenses
Amortization	6,847	7,664	2,199
Corporation capital taxes	11,549	3,029	4,528
Filing fees	12,804	13,658	28,843
Foreign exchange loss (gain)	4,687	(1,942)	153
Management and directors’ fees	74,262	84,899	224,877
Office and sundry	14,756	12,385	21,974
Office rent and utilities	5,737	5,560	5,200
Oil and gas production, royalties and
other	12,605	30,937	7,118
Professional fees	46,228	50,718	29,435
Publicity, promotion and investor
relations	110,076	229,678	327,302
Secretarial and employee benefits	33,578	45,132	25,141
Shareholders and meeting costs	7,180	2,573	4,324
Telephone	6,207	8,226	13,193
Transfer agent fees	6,830	7,167	10,405
Travel, auto and entertainment	25,128	28,402	64,466
	378,474	528,086	769,158

Operating Loss	(351,320)	(499,779)	(748,121)

Other Income (Expenses)
Interest income	3,079	2,620	2,625
Interest expense	(14,704)	(16,562)	(17,860)
Mineral property written off	(29,161)	-	-
Exploration expenditures written off	(38,540)	(2,019)	(2,152)
Accounts receivable written off	-	-	(26,268)
	(79,326)	(15,961)	(43,655)

Net Loss For The Year	$(430,646)	$(515,740)	$(791,776)

Loss Per Share, Basic and diluted	$(0.01)	$(0.01)	$(0.03)

Weighted Average Number Of
Common Shares Outstanding	36,889,399	34,436,365	28,925,934

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004

Deficit, Beginning Of Year	$(7,036,809)	$(6,521,069)	$(5,729,293)

Net Loss For The Year	(430,646)	(515,740)	(791,776)

Deficit, End Of Year	$(7,467,455)	$(7,036,809)	$(6,521,069)

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004

Cash Flows From Operating Activities
Revenue receipts for the year	$27,343	$22,706	$22,764
Receipt of interest income	3,079	2,620	2,625
Refunds of Goods and Services Tax	10,201	18,634	16,634
Payment of interest on debenture	(26,749)	(15,000)	(15,000)
Payments to suppliers for goods and
services	(404,366)	(558,388)	(1,194,832)
	(390,492)	(529,428)	(1,167,809)

Cash Flows From Financing Activities
Borrowings under bank overdraft facilities	-	-	(55,112)
Share capital issued for cash	671,250	913,013	2,446,687
Repayment of debenture	(150,000)	-	-
Related party advances (repayments)	26,956	(142,203)	(170,922)
	548,206	770,810	2,220,653

Cash Flows From Investing Activities
Purchase of mineral property interests	-	(22,602)	(20,645)
Purchase of equipment	-	(17,084)	(11,730)
Purchase of natural gas well interest	(103,045)	-	-
Exploration expenditures	(163,320)	(253,967)	(654,642)
	(266,365)	(293,653)	(687,017)

(Decrease) Increase In Cash	(108,651)	(52,271)	365,827

Cash, Beginning Of Year	318,287	370,558	4,731

Cash, End Of Year	$209,636	$318,287	$370,558

Supplemental Disclosure Of Cash Flow
Information
Interest paid	$26,749	$15,000	$15,000
Income taxes paid	-	-	-

Non-Cash Financing Activities
Shares issued for debt settlement	$-	$-	$70,560

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $430,646 in the year ended May 31, 2006 (2005 - $515,740; 2004 - $791,776). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests.

	b)	Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

	d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finder’s fees) and the related exploration expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		i)	If properties are sold outright – costs are written off entirely against proceeds.

ii)

If properties are sold under option-type agreement – on the basis of cash or shares received over the total undiscounted amount to be received under the agreement, exclusive of royalties or net profit participation.

		iii)	If properties are brought into production – on the basis of units of production over the total estimated reserves recoverable.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Accounting for Mineral Property Interests (Continued)

		iv)	If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.

		v)	If properties are abandoned – costs are written off entirely.

	e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

	f)	Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

		i)	Monetary items at the rate prevailing at the balance sheet date.
		ii)	Non-monetary items at the historical exchange rate.
		iii)	Revenue and expense at the average rate in effect during the year.

Gains or losses arising on translation are included in the consolidated statements of operations.

	g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	h)	Financial Instruments

The carrying value of financial instruments, not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, accounts payable, and amounts due to related parties. Their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

	i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2006 and 2005 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at May 31, 2006, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

3.	ADVANCES TO RELATED COMPANIES

	2006	2005

Access Information Systems	$-	$70
Information Highway.com Inc.	-	818
KLR Petroleum Inc.	-	8,810
Reg Technologies Inc.	5,419	-
REGI US, Inc.	1,420	1,420
SMR Investments Ltd.	-	14,480
International Diamond Syndicate Ltd. (Note 4)	1	1

	$6,840	$25,599

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS

	2006	2005

Linux Gold Corp.
15,880 shares at cost	$4,026	$4,026

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $7,347 at May 31, 2006 (2005 - $2,492).

5.        EQUIPMENT

	2006	2005

Furniture and fixtures, at cost	$21,237	$48,215
Less: Accumulated amortization	(12,804)	(36,197)
	8,433	12,018

Automotive equipment, at cost	15,531	15,531
Less: Accumulated amortization	(7,921)	(4,659)
	7,610	10,872

	$16,043	$22,890

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

On May 18, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). As the well was still being drilled at the date of the balance sheet, no depletion has been allowed for. The Company has first refusal rights to participate in up to 23 future wells.

7.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31			MAY 31
	2005	ADDITIONS	WRITE-OFFS	2006

Property costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	-	-	33,538
Anderson Group – 2nd	15,878	-	(15,878)	-
Fox Creek	13,283	-	(13,283)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	-	9,381

	$219,397	$-	$(29,161)	$190,236

	BALANCE			BALANCE
	MAY 31			MAY 31
	2004	ADDITIONS	WRITE-OFFS	2005

Property costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	-	-	33,538
Anderson Group – 2nd	6,559	9,319	-	15,878
Fox Creek	-	13,283	-	13,283
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	-	9,381

	$196,795	$22,602	$-	$219,397

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	a)	Silverknife, Liard, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. Acquisition costs have been written down to $1 and exploration expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

	b)	Fish Creek, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until the Company pays $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, subject to TSX approval. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval will be sought at the Annual General Meeting scheduled for November 14, 2006.

	c)	Anderson Group, Fairbanks, Alaska, USA

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $15,878 ($12,500 US), with an additional $148,703 ($135,000 US) owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the year, $15,878 in mineral property costs were written off as management decided not to maintain this option.

	d)	Upper Fox Creek, Fairbanks, Alaska, USA

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $13,283 ($10,000 US) per year. The Company made the first $13,283 ($10,000 US) payment, but did not make the 2005 payment and the lease was canceled; accordingly, $13,283 in property costs and $36,377 in exploration costs were written off during the year.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	e)	West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

	f)	Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $171,720 ($150,000 US). Under the agreement, Fort Knox Venture paid the Company a total of $164,279 ($143,500 US) and contributed $686,880 ($600,000 US) to fund approved programs and budgets earning them an 80% participating interest in the property with the Company, retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold, has been doing exploration work on this property during the 2005 and 2006 years and hopes to go into production in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $111,127 ($98,916 US) in the May, 2006 year and $126,925 ($104,824 US) in the May 2005 year. Further cash calls are expected for the 2007 year.

	g)	Stepovich Lease, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company’s liabilities and obligations under the Stepovich lease.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued) Deferred Exploration Expenditures

	2006	2005

Silverknife Claims (Joint Venture)
Work assessment	$2,163	$2,019

Fish Creek Claims (Joint Venture)
Geophysical survey	756	7,257
Placer sampling and drilling	26,967	21,818
Assays, maps, reports and insurance	11,949	6,440
	39,672	35,515

Fox Creek Claims
Geophysical survey	1,564	34,813

West Ridge Claims
Geophysical survey	8,794	34,982
Rent assessment	-	7,832
	8,794	42,814

Gil Venture (Joint Venture)
Maps and reports	-	937
Phase II exploration – trenching and drilling	111,127	126,925
	111,127	127,862

Exploration expenditures for the year	163,320	243,023

Exploration expenditures written off – abandoned and
inactive claims	(38,540)	(2,019)
	124,780	241,004
Exploration expenditures, beginning of year	2,743,061	2,502,057

Exploration expenditures, end of year	$2,867,841	$2,743,061

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

8.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of May 31 are as follows:

	2006	2005

Non-capital losses carry forwards	$804,000	$741,000
Equipment	16,000	14,000
Resource deductions	474,000	472,000
	1,294,000	1,227,000
Valuation allowance	(1,294,000)	(1,277,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2006	2005

Statutory tax rate	34%	36%

Income tax recovery at statutory rate	$(148,300)	$(183,800)
Permanent differences	2,900	1,300
Effect of change in tax rate	51,700	43,100
Tax benefits not recognized	93,700	139,400

	$-	$-

The Company has non-capital losses of approximately $2,356,000 (2005 - $2,082,000), which expire over the years 2007 to 2016. The Company also has cumulative exploration expenses in the amount of $1,584,000 (2005 - $1,545,000) in Canada, which can be carried forward indefinitely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

9.	DEBENTURE PAYABLE

Pursuant to various agreements, the Company agreed to issue a convertible debenture for $150,000 to Keltic Bryce Enterprises Inc. (“Keltic Bryce”), subject to regulatory approval. The original agreement, dated September 1, 1991, was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. The Company paid Keltic Bryce $15,000 interest on November 15, 2005. Interest of $11,749 was accrued to May 1, 2006 (2005 - $13,260). Therefore, the $150,000 debenture has been fully repaid plus accrued interest.

10.	ADVANCES FROM RELATED COMPANIES

	2006	2005

Linux Gold, Inc.	$20,936	$23,371
JGR Petroleum Inc.	22,584	22,584
KLR Petroleum, Inc.	485	-
Rainbow Network	22,569	22,946
Reg Technologies Inc.	-	6,157
SMR Investments Ltd.	16,681	-

	$83,255	$75,058

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS

Pursuant to an agreement dated May 24, 2006, effective June 1, 2006, Agoracom Investor Relations Corp. will provide investor relation services for one year for $3,000 per month plus GST, and a stock option allowing Agoracom to purchase up to 250,000 common shares in four equal instalments of 62,500 shares, vesting each quarter starting September 1, 2006, and exercisable June 1, 2007 at a price of $0.285 per share. The option will expire on June 1, 2009.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value 5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2004	33,180,688	$9,018,122	$169,355

Private placement warrants exercised
(a)	622,000	186,600	-
Private placement warrants exercised
(b)	975,000	146,250	-
Private placement (c)	-	600,000	-
Share issue costs	-	(6,637)	-
Stock based compensation	-	-	6,580
	3,597,000	926,213	6,580

Balance, May 31, 2005	36,777,688	9,944,335	175,935

Stock options exercised (d)	37,500	7,500	-
Fair value of stock options exercised	-	12,776	(12,776)
Private placement (e)	2,648,000	662,000	-
Private placement warrants exercised (f)	5,000	1,750	-
Share issue costs	-	(4,254)	-
Stock based compensation	-	-	6,242
	2,690,500	679,772	(6,534)

Balance, May 31, 2006	39,468,188	$10,624,107	$169,401

a)	From June 4 to August 12, 2004, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $0.30 per share.

b)	From September 14 to October 19, 2004, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $0.15 per share.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

c)

On May 18, 2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $0.30 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.35 per share.

	d)	On February 23, 2006, a consultant exercised a portion of his stock options for 37,500 common shares at a price of $0.20 per share.

e)

On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

	f)	On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $0.35 per share.

On October 19, 2004, the Company granted a consultant stock options for up to 25,000 common shares exercisable at $0.45 per share for a five-year term; and on March 7, 2005, one employee’s options for 50,000 common shares were repriced from $0.63 to $0.35. On October 7, 2005, one employee’s options for 150,000 common shares were repriced from $0.40 to $0.20; and on November 17, 2005, one employee’s options for 25,000 common shares at $0.45 were cancelled. On February 19, 2006, a consultant’s options for 350,000 common shares at a price of $0.40 expired without being exercised.

Subsequent to year-end, on June 29, 2006, the Company granted a consultant stock options for 25,000 common shares exercisable at $0.30 per share for a five-year term.

Outstanding Commitments to Issue Shares

At May 31, 2006, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER OF		EXPIRY
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,324,000	$ 0.30/0.35	May 17, 2007/2008
Consultants’ options	112,500	$ 0.20	October 7, 2006
Directors’ options	1,590,000	$ 0.15	April 22, 2007
Employees’ options	50,000	$ 0.40	December 16, 2007
Consultants’ options	75,000	$ 0.40	March 4, 2008
Consultants’ options	300,000	$ 0.45	November 13, 2008
Directors’ options	50,000	$ 0.35	March 5, 2009

	3,501,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

During the year ended May 31, 2006, the Company had the following stock option activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2004	2,565,000	$0.26

Granted	25,000	0.45

Balance, May 31, 2005	2,590,000	0.27

Expired	(350,000)	0.40
Exercised	(37,500)	0.20
Cancelled	(25,000)	0.45

Balance, May 31, 2006	2,177,500	$0.21

Stock Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted: expected volatility of 52% (2005 - 158%; 2004 – 158%), weighted average risk free interest rate of 3.40% (2005 - 4.56%; 2004 – 4.56%) and expected life of 1 year (2005 – 2 years; 2004 – 2 years).

The following table summarizes information about the stock options outstanding at May 31, 2006:

		WEIGHTED
WEIGHTED	NUMBER	AVERAGE	NUMBER
AVERAGE	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.15	1,590,000	0.89	1,590,000
$ 0.40	125,000	1.68	125,000
$ 0.45	300,000	2.46	300,000
$ 0.35	50,000	2.76	50,000
$ 0.20	112,500	0.35	112,500

$ 0.20	2,177,500	1.17	2,177,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company which shares office facilities and staff, and several directors. REGI US, Inc. is another company with common directors, staff and office facilities.

SMR Investments Ltd. is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees of $30,000 (2005 - $30,000; 2004 - $17,500) by SMR during the current year.

The Company holds 15,880 shares of Linux Gold, Inc., a BC public company with common directors.

During the 2006 fiscal year, director’s fees of $12,000 (2005 - $12,000; 2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $19,000 (2005 - $25,750; 2004 - $24,375) were paid to J. Lorette, a director of the Company and secretarial fees of $19,550 (2005 - $23,500; 2004 - $20,874) were paid to M. van Oord, a director of the Company.

Fees of $6,770 (2005 - $9,019; 2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent amounted to $17,040 (2005 - $16,680; 2004 - $15,600) for the year ended May 31, 2006 of which $11,360 (2005 - $11,120; 2004 - $10,400) has been shared with Reg Technologies Inc. and REGI US, Inc.

14.	SUBSEQUENT EVENTS

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits Royalty to the vendors, for the following considerations:

	a)	$5,508 ($5,000 US) to complete a due diligence within 90 days.

	b)	$11,015 ($10,000 US) upon completion of the due diligence and $11,015 ($10,000 US) per year thereafter.

	c)	complete a $55,075 ($50,000 US) first phase exploration program conducted by the Vendors.

	d)	$275,375 ($250,000 US) per year upon commencement of production.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

15.	TERYL, INC. TRANSACTIONS (100% US SUBSIDIARY)

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $76,072 ($51,750 US) worth of capital stock was issued on May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143.

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2006, 2005 and 2004.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. The Company has chosen to account for stock-based compensation under SFAS 123.

The Company has a stock-based compensation plan which is described in note 12. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2006, 2005 and 2004.

Marketable Securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under US GAAP, the Company’s investments are classified as available-for-sale securities.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3 ”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 ”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non- monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore, a description and its impact for each on the Company’s operations and financial position have not been disclosed.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2006
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$320,412	$-	$320,412
Investments	4,026	3,321	7,347
Equipment	16,043	-	16,043
Natural gas well	103,045	(103,045)	-
Mineral property interests	190,236	-	190,236
Deferred expenditures	2,867,841	(2,867,841)	-

	$3,501,603	$(2,967,565)	$534,038

Current liabilities	$105,578	$-	$105,578
Shareholders’ equity	3,396,025	(2,967,565)	428,460

	$3,501,603	$(2,967,565)	$534,038

		2005
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$420,335	$-	$420,335
Investments	4,026	(1,534)	2,492
Equipment	22,890	-	22,890
Mineral property interests	219,397	-	219,397
Deferred expenditures	2,743,061	(2,743,061)	-

	$3,409,709	$(2,744,595)	$665,114

Current liabilities	$256,276	$-	$256,276
Shareholders’ equity	3,153,433	(2,744,595)	408,838

	$3,409,709	$(2,744,595)	$665,114

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		2004
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$427,773	$-	$427,773
Investments	4,026	519	4,545
Equipment	13,470	-	13,470
Mineral property interests	196,795	-	196,795
Deferred expenditures	2,502,057	(2,502,057)	-

	$3,144,121	$(2,501,538)	$642,583

Current liabilities	$407,741	$-	$407,741
Shareholders’ equity	2,736,380	(2,501,538)	234,842

	$3,144,121	$(2,501,538)	$642,583

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2006	2005	2004

Net loss for the year, Canadian
GAAP	$(430,646)	$(515,740)	$(791,776)

Adjustments:
Deferred exploration costs	(124,780)	(241,004)	(652,490)

Net loss for the year, US GAAP	$(555,426)	$(756,744)	$(1,444,266)

Basic and diluted loss per share,
US GAAP	$(0.02)	$(0.02)	$(0.05)

Weighted average number of
common shares outstanding,
basic and diluted	36,889,399	34,436,365	28,925,934

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Company’s comprehensive loss is comprised as follows:

	2006	2005	2004

Net loss for the year, US GAAP	$(555,426)	$(756,744)	$(1,444,266)

Change in net unrealized gains (losses) on
available-for-sale investments	4,855	(2,053)	4,002

Comprehensive loss	$(550,571)	$(758,797)	$(1,440,264)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2006	2005	2004
Cash flows used in operating activities,
Canadian GAAP	$(390,492)	$(529,428)	$(1,167,809)
Deferred exploration costs	(163,320)	(253,967)	(654,642)
Cash flows used in operating activities, US
GAAP	(553,812)	(783,395)	(1,822,451)
Cash flows provided by financing activities,
Canadian GAAP and US GAAP	548,206	770,810	2,275,765
Cash flows used in investing activities,
Canadian GAAP	(266,365)	(293,653)	(687,017)
Deferred exploration costs	163,320	253,967	654,642
Cash flows used in investing activities, US
GAAP	(103,045)	(39,686)	(32,375)
(Decrease) Increase in cash	(108,651)	(52,271)	420,939
Cash (Bank indebtedness), beginning of
year	318,287	370,558	(50,381)
Cash, end of year	$209,636	$318,287	$370,558